SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO ' 240.13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
' 240.13d-2(a)

(Amendment No.  )*

STANDARD GOLD, INC.
____________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
____________________________________________________________
(Title of Class of Securities)

853442 10 1
___________________________________________
(CUSIP Number)

Wits Basin Precious Minerals Inc.
Attn:  Mark D. Dacko
900 IDS Center, 90 South 8th Street
Minneapolis, MN  55402
(612) 349-5277

With a copy to:

Ranga Nutakki, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN   55402
(612-672-8200)
____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
__________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS

Wits Basin Precious Minerals Inc. (“Wits Basin”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO – shares were obtained in a share exchange
WC – with respect to shares purchased

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ( )

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

	7.	SOLE VOTING POWER
NUMBER OF		23,143,544
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		23,143,544
WITH
	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,143,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ( )

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
94.6%

14.	TYPE OF REPORTING PERSON
HC

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 3 of 7

1.	NAMES OF REPORTING PERSONS

Stephen D. King

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO - shares were obtained in a share exchange
WC – with respect to shares purchased

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ( )

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		23,143,544
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10.	SHARED DISPOSITIVE POWER
		23,143,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,143,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ( )

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
94.6%

14.	TYPE OF REPORTING PERSON
IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value, of Standard Gold, Inc. (formerly known as Princeton Acquisitions, Inc.), a Colorado corporation (“Standard Gold,” “Issuer” or the “Company”).  The address of the Company’s principal executive offices is 900 IDS Center, 80 South 8th Street, Minneapolis, MN   55402.  Stephen D. King is the Chief Executive Officer of Standard Gold and of Wits Basin.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Wits Basin Precious Minerals Inc., a Minnesota corporation.  The principal business address is 900 IDS Center, 80 South 8th Street, Minneapolis, MN   55402.  Mr. King is the Chief Executive Officer of Wits Basin Precious Minerals Inc. and of Standard Gold.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Wits Basin is a Minnesota Corporation.
Mr. King is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 11, 2009, Wits Basin’s wholly owned subsidiary, Hunter Bates Mining Corporation, entered into a share exchange agreement with Standard Gold, Inc. and certain shareholders of Hunter Bates, in which it was contemplated that all of the shareholders of Hunter Bates would exchange all of their capital securities into securities of Standard Gold. On September 29, 2009, the share exchange was consummated (the “Share Exchange”).

Immediately prior to the effectiveness of the Share Exchange, six shareholders of Standard Gold, Inc. who collectively held 1,542,695 shares of Standard Gold common stock, which constituted approximately 90.18% of the issued and outstanding shares of Standard Gold, sold 1,383,544 shares of Standard Gold common stock to Wits Basin for a purchase price of $262,500.

The source of funds for the purchase by Wits Basin was a repayment by Standard Gold of a loan from Wits Basin.

ITEM 4.  PURPOSE OF TRANSACTION

The majority of the shares of Standard Gold subject to this Statement were obtained in the Share Exchange with Hunter Bates Mining Corporation.  In connection with the Share Exchange, Wits Basin also purchased shares of Standard Gold from certain shareholders of Standard Gold immediately prior to the Share Exchange.

Although Wits Basin has not formulated any other definitive plan, it may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when it deems appropriate.  Wits Basin may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.  Except as indicated in this Statement, Wits Basin has no current plans or proposals which would relate to or would result in any of the following matters:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a) and (b)
Wits Basin beneficially owns 23,143,544 shares (which includes warrants to purchase 1,630,000 shares of common stock).  Mr. King, as Chief Executive Officer of Wits Basin, has voting and dispositive power with respect to such shares.

According to information provided by the Company, as of December 31, 2009, the number of shares outstanding was 22,840,649.  Accordingly, based upon this information Wits Basin is the beneficial owner of 94.6% of the outstanding shares.

c. TRANSACTIONS WITHIN THE LAST 60 DAYS

On December 29, 2009, Wits Basin purchased 1,000,000 Units in a private placement offering for an aggregate purchase price of $500,000, each Unit consisting of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $1.00.

d.	Not applicable.

e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

In October and November 2009, Wits Basin completed a private placement offering of units of its securities which included private option agreements with the investors whereby Wits Basin agreed to, upon exercise of such options at an exercise price of $0.50 per option, transfer to such investors up to an aggregate of 630,000 units of Standard Gold, each unit consisting of one share of Standard Gold common stock and one warrant to purchase a share of Standard Gold common stock at an exercise price of $1.00.

ITEM 7.	EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wits Basin Precious Minerals Inc.

Dated: February 16, 2010	/s/ Stephen D. King
Stephen D. King
Chief Executive Officer

/s/ Stephen D. King
Stephen D. King